SMC ENTERTAINMENT, INC.

9170 GLADES ROAD, SUITE 150

BOCA RATON, FL 33434

October 27, 2023

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	SMC Entertainment, Inc.

Registration Statement on Form 10-12G

Filed June 8, 2023

File No. 000-56558

Dear Sir or Madam:

Please see our responses to the comments in your September 22, 2023 letter. Each of the comments below has been addressed in the new Form 10 Amendment No. 2, which was filed today. As discussed, the Company has updated its Form 10 to reflect the hiring of its new CFO.

Business, page 2

Comment 1. Please refer to prior comment 1 and revise to provide a more detailed narrative description of the company’s current and planned business operations and describe your plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets. Refer to the requirements of Item 101 of Regulation S-K.

Response 1: The Registration Statement has been revised to include a more detailed description of the business operations and plan of operations for the next 12 months, which is essentially to beta test its SaaS Platform with Registered Investment Advisors, CPAs and financial institutions with the goal of selling its SaaS on a subscription basis as described in the Form 10.

Comment 2. We note your response to comment 6 and reissue in part. Please revise your business history to highlight the auditor’s paragraph regarding your ability to continue as a going concern and describe the material risks associated with the going concern opinion. Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.

Response 2. The Registration Statement has been revised to include additional going concern language where indicated, as follows:

Going Concern:

Since inception through the present, we have been dependent on raising capital to support our working capital needs. During this same period, we have recorded net accumulated losses and are yet to achieve profitability. Our ability to achieve profitability depends upon many factors, including its ability to develop and commercialize our websites. There can be no assurance that we will ever achieve any significant revenues or profitable operations. The Company has suffered recurring losses since inception and has no assurance of future profitability. The Company will continue to require financing from external sources to finance its operating and investing activities until sufficient positive cash flows from operations can be generated. There is no assurance that financing or profitability will be achieved, accordingly, there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

Our auditors have expressed substantial doubt as to our ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis. For the year ended December 31, 2022, the Company had a net loss of $1,230,295, had net cash used in operating activities of $189,253, and an accumulated deficit of $16,000,004. For the six months ended June 30, 2023, the Company had a net loss of $687,475, had net cash used in operating activities of $71,184 and an accumulated deficit of $16,687,479. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of this filing. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to provide for the Company’s capital requirements by continuing to issue additional equity and debt securities. The outcome of these matters cannot be predicted at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses since inception and has no assurance of future profitability. The Company will continue to require financing from external sources to finance its operating and investing activities until sufficient positive cash flows from operations can be generated. There is no assurance that financing or profitability will be achieved, accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Comment 3. We note your disclosure that the company is "focused on acquisition and support of proven commercialized financial services and technology (Fintech) companies." Please revise to clarify whether you have identified any acquisition targets, and the status of any negotiations with those targets. To the extent you have not, please clarify as such.

Response 3. The Company has not yet identified specific acquisition targets. The Registration Statement has been revised to reflect this, and that the Company’s plans to begin beta testing its SaaS Platform with its target users when the Form 10 becomes effective.

Comment 4. We note that your operations are conducted through Fyniti Global Equities EBT and that you use "Artificial Intelligence/Machine Learning (AI/ML) driven Quantitative investing (IQ Engine) with AIenabled wealth management Electronic Block Trading (“EBT”) technology." Please revise to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use and whether you utilize third-party artificial intelligence products.

Response 4. The Registration Statement has been revised to include the requested information, while eliminating certain language which was potentially confusing in its reference to certain securities. The Company has simplified its descriptions to make clear that the Company is marketing Fyniti’s technology as a software-as-a-service (“Saas”) Platform to be used by Registered Investment Advisors (“RIA”s), Financial Institutions, CPAs, etc.

Trends in Our Addressable Market, page 3

Comment 5. We note that you identify ETFs as being a part of your addressable market. Please revise to clarify why ETFs are included in your addressable markets, and to more clearly discuss how they relate to your planned product offerings. In addition, revise as appropriate to discuss any regulatory requirements related to your planned operations in the ETF space.

Response 5. The Company’s product is software as a service (“SaaS”) and its target customers are Registered Investment Advisors, Financial Institutions, CPAs, etc. The Registration Statement has been revised to clarify this, as EFTs are just an example of a type of security that our SaaS can provide data on which can be used by our target customers in their work. Several prior references to EFTs and other securities have been eliminated to avoid potential confusion.

Certain Relationships and Related Transactions, and Director Independence, page 29

Comment 6. We note your response to prior comment 16. However, we are unable to locate revisions relating to your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Response 6. The Company has inserted the following language in this section to address this comment:

The common stock of the Company is currently quoted on the OTC Markets, a quotation system which currently does not have director independence requirements. On an annual basis, each director and executive officer will be obligated to disclose any transactions with the Company in which a director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest in accordance with Item 404(a) of Regulation S-K. Following completion of these disclosures, the Board will make an annual determination as to the inclusion of each such transaction under “Item 7. Certain Relationships and Related Transactions, and Director Independence.” At this time, the Company does not have any independent directors using the current standards for “independence” that satisfy the criteria for the NASDAQ.

Using these procedures, the Company has listed several related party transactions involving its officers and directors in this section of its Form 10.

Recent Sales of Unregistered Securities , page 33

Comment 7. We note your response to prior comment 18, and reissue the comment in part as we are unable to locate the facts relied upon to make the exemption available for all the transactions disclosed here. Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K.

Response 7. The Registration Statement has been revised to include the following language:

Unless otherwise noted, all of the securities discussed above were issued in reliance on the exemption under Section 4(a)(2) of the Securities Act. Section 4(a)(2) of the Securities Act exempts from registration transactions by an issuer not involving any public offering. Each transaction discussed above involved the issuance of common stock as consideration for specific transactions named, as compensation to service providers for services performed for the Company, and for the conversion of promissory notes into common stock per the conversion terms therein.

Notes to Consolidated Unaudited Financial Statements Convertible notes payable, page F-8

Comment 8. We note your response to our prior comment 20 and your disclosure on page F-9. Please provide a schedule to reconcile the balance of "Convertible notes and accrued interest" on the face of balance sheets for the period presented.

Response 8. Please see the schedule below:

	Date Issued	Maturity Date	Balance 12/31/22	Balance 6/30/2023
FV Investments	5/27/2016	5/27/2017	16,596	16,596
FV Investments	3/14/2017	3/14/2018	15,000	15,000
Christopher Whitcomb	7/7/2016	7/7/2017	2,393	2,393
Christopher Whitcomb	1/25/2017	1/25/2018	29,050	29,050
Christopher Whitcomb	5/30/2017	5/30/2018	32,640	32,640
Kanno Group Holdings ll Ltd	10/1/2019	10/1/2020	42,601	42,601
Kanno Group Holdings ll Ltd	1/6/2020	1/6/2021	14,977	14,977
Kanno Group Holdings ll Ltd	6/30/2020	6/30/2021	7,732	7,732
Kanno Group Holdings ll Ltd	12/31/2020	12/31/2021	9,527	9,527
Kanno Group Holdings ll Ltd	3/31/2021	3/31/2022	5,112	5,112
Kanno Group Holdings ll Ltd	7/24/2021	7/24/2022	5,406	5,406
Kanno Group Holdings ll Ltd	11/1/2021	11/1/2022	2,828	2,828
Kanno Group Holdings ll Ltd	12/31/2021	12/31/2022	37,391	37,391
Mammoth Corporation	1/12/2022	1/12/2023	268,366	268,366
Mammoth Corporation	1/21/2022	1/21/2023	115,000	115,000
Kanno Group Holdings ll Ltd	3/31/2022	3/31/2023	7,606	7,606
Kanno Group Holdings ll Ltd	4/25/2022	4/25/2023	50,000	50,000
Kanno Group Holdings ll Ltd	7/12/2022	7/12/2023	2,388	2,388
Kanno Group Holdings ll Ltd -	11/3/2022	11/3/2023	11,357	11,357
Kanno Group Holdings ll Ltd -	12/31/2022	12/31/2023	6,407	6,407
Kanno Group Holdings ll Ltd -	3/31/2023	3/31/2024	-	13,312
Kanno Group Holdings ll Ltd -	6/30/2023	6/30/2024	-	89,038
Total Notes Payable - Principal			682,377	784,727
Kanno Group Holdings ll Ltd – accrued interest	n/a	n/a	338,079	313,824
Other note payable accrued interest			134,349	124,873
Balance per balance sheet			1,154,805	1,223,424

Business Combinations, page F-12

Comment 9. We note your disclosure that you completed the acquisition of Fyniti Global Equities EBT Inc. (“Fyniti”) for 2,500,000 shares of Series B $10.00 Preferred Stock, and you have accounted for the transaction as a business combination under ASC 805. As a result, you recorded goodwill in amount of $25,031,694. In this regard, please address the following: • It appears you did not recognize any intangibles such as patents, copyrights, customer relationships etc. in your purchase price allocation. In that regard, please explain how you consider any Fyniti’s existing intangible assets other than goodwill in your allocation. • It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represent fair value amount for each series B preferred stock. Unaudited Pro Forma condensed combined financial information.

Response 9. The Registration Statement has been revised to provide the requested detail.

Subsequent events, page F-28

Comment 10. We note your response to our prior comment 23 and your disclosure on page F-28. Please address the following: • Please properly label the reporting period covered by your pro forma financial statements. • Please provide interim pro forma income statements for the quarterly period ended March 31, 2023 since the merger incurred in April 23. Refer to Article 11 of Regulation S-X. • Under ASC 805, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Response 10. The Registration Statement has been revised to provide the requested information.

Comment 11. Please provide audited financial statements of Fyniti Global Equities EBT Inc. as required by Rule 8-04 of Regulation S-X. We will defer our review if the required audited financial statements are not included in your next Form 10.

Response 11. The Registration Statement has been revised to provide the audited financial statements requested.

General

Comment 12. Please refile your exhibits in the proper text-searchable format. For guidance, refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Response 11. The exhibits have been put in the proper format.

Sincerely,

Erik Blum, CEO